1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date May 11, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

PROPOSED SPIN-OFF AND SEPARATE LISTING OF

YANCOAL AUSTRALIA LIMITED

ON THE AUSTRALIAN SECURITIES EXCHANGE

This announcement is made pursuant to Rule 13.09 and Practice Note 15 of the Hong Kong Listing Rules.

The Board is pleased to announce that on 12 March 2012, the Company submitted a spin-off proposal to the Hong Kong Stock Exchange pursuant to Practice Note 15 in relation to the proposed spin-off and separate listing of Yancoal Australia Limited on the ASX pursuant to its merger with Gloucester Coal Ltd, and that the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off. The Hong Kong Stock Exchange has also granted a waiver to the Company from strict compliance with the requirement to provide assured entitlement to the Shareholders under paragraph 3(f) of Practice Note 15.

Reference is made to the announcement of the Company dated 22 December 2011 in respect of the merger of Yancoal Australia Limited, a wholly owned subsidiary of the Company, and Gloucester Coal Limited. Terms used herein have the same meanings given to them in the announcement.

Following the completion of the Merger, Yancoal Australia will be separately listed on the ASX and the Company’s percentage holding in the issued share capital of Yancoal Australia will be reduced from 100% to 78%. Such reduction of the Company’s shareholding interest in, and the separate listing of Yancoal Australia constitutes a spin-off of the Company under Practice Note 15 of the Hong Kong Listing Rules (“Practice Note 15”) and is therefore subject to the approval of the Hong Kong Stock Exchange. The Board is pleased to announce that on 12 March 2012, the Company submitted a spin-off proposal to the Hong Kong Stock Exchange pursuant to Practice Note 15 in relation to the proposed spin-off and separate listing of Yancoal Australia on the ASX pursuant to the Merger (the “Proposed Spin-off”), and that the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off.

Under paragraph 3(f) of Practice Note 15, the Board is required to give due regard to the interests of the existing shareholders of the Company (the “Shareholders”) by providing the Shareholders with assured entitlement to Yancoal Australia Shares if the Proposed Spin-off proceeds. After due and careful consideration of the Merger and having taken into account the advice from the Company’s PRC counsel, the Board has resolved not to provide assured entitlement to the Shareholders under the Proposed Spin-off. The Company has applied for, and the Hong Kong Stock Exchange has granted to the Company a waiver from strict compliance with paragraph 3(f) of Practice Note 15, on the condition that the Company makes an announcement with reasons for not providing assured entitlement to the Shareholders. In order to satisfy such condition, the Company sets out below the reasons for not providing assured entitlements:

•

the Merger will be implemented by way of a scheme of arrangement of Gloucester whereby Yancoal Australia Shares will be issued and allotted to Gloucester Shareholders in exchange for their Gloucester Shares. Accordingly, the Proposed Spin-off will not involve any public offer of Yancoal Australia Shares;

•

under applicable PRC laws and regulations on foreign exchange, any PRC domestic organization or individual seeking to engage in the issuance or trading of foreign negotiable securities or derivatives is required to make appropriate registrations in accordance with State Administration of Foreign Exchange provisions. The Company has been advised by its PRC counsel that the State Administration of Foreign Exchange does not normally accept applications for the aforesaid registration by a domestic organization except specified entities such as Qualified Domestic Institutional Investors or by a domestic individual except for special purposes and gain returns on its investment. Accordingly, holders of A Shares of the Company (“A Shareholders”) cannot subscribe for or hold Yancoal Australia Shares directly; and

•

further, under the articles of association of the Company, A Shareholders and holders of H Shares (“H Shareholders”) have equal rights and rank pari passu with each other in all respects, the Company shall not request A Shareholders to waive their entitlement to assured entitlement (which is a Shareholder’s right) or provide assured entitlement to H Shareholders only.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

11 May 2012

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

2